UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of Chief Financial Officer and Chief Strategy Officer

On February 6, 2012, Mr. Yuanqin Chen was appointed as Chief Financial Officer (“CFO”) of the China New Borun Corporation (the “Company”) effective on such date. On the same date, Ms. Bing Yu resigned as the Company’s CFO and was appointed as the Chief Strategy Officer (“CSO”). Ms. Yu’s resignation did not arise from any disagreement with, or any matter relating to, the Company’s management, operations, policies or practices. Ms. Yu as the CSO will continue supervising the finance function of the Company during the CFO transition.

Mr. Chen served as the Company’s Vice-President for Finance and Financial Reporting Manager since August 2010. From July 2006 to August 2010, Mr. Chen worked at KPMG Huazhen as an Assistant Auditing Manager in Shanghai where he performed internal control audits and financial statement audits for companies listed on the New York Stock Exchange, Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Chen earned a bachelor’s degree in Business Administration from Shanghai International Studies University and a bachelor’s degree in Economics from Fudan University in China.

On February 6, 2012, the Company issued a press release with respect to the appointment of Mr. Chen, and the appointment and resignation of Ms. Yu. A copy of the press release is filed and attached as Exhibit 99.1 of this Report on Form 6-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1         Press Release dated February 6, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Yuanqin Chen
Name:	Yuanqin Chen
Title:	Chief Financial Officer

Date: February 6, 2012